TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

TEL:(81-3)3403-5281
FAX:(81-3)[illegible] OR (81-3)3479-4224

OFFICES OF BAKER & MCKENZIE

EUROPE MIDDLE EAST: AMSTERDAM, BAHRAIN, BARCELONA, BERLIN, BRUSSELS, BUDAPEST, CAIRO, DÜSSELDORF, FRANKFURT, GENEVA, KIEV, LONDON, MADRID, MILAN, MOSCOW, MUNICH, PARIS, PRAGUE, RIYADH, ROME, ST.PETERSBURG, STOCKHOLM, WARSAW, ZURICH

ASIA PACIFIC: ALMATY, BAKU, BANGKOK, BEIJING, HANOI, HO CHI MINH CITY, HONG KONG, HSINCHU, MANILA, MELBOURNE, SINGAPORE, SYDNEY, TAIPEI, TOKYO

NORTH AND SOUTH AMERICA: BOGOTA, BRASILA, BUENOS AIRES, CALGARY, CARACAS, CHICAGO, DALLAS, GUADALAJARA, HOUSTON, JUAREZ, MEXICO CITY, MIAMI, MONTERREY, NEW YORK, PALO ALTO, RIO DE JANEIRO, SAN DIEGO, SAN FRANCISCO, SANTIAGO, SAO PAULO, TIJUANA, TORONTO, VALENCIA, WASHINGTON, D.C.


02002951

FILE NO. 82-3311

January 15, 2002

SUPPL

02 FEB -5 AM 8:23

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Issuance of Shiseido Company, Limited 2nd Unsecured Bonds (January 11, 2002)

With kind regards,

Yours truly,

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

FILE NO. 82-3311
January 11, 2002

Dear Sirs:

Name of Company: Shiseido Company, Limited
Name of Representative: Mr. Morio Ikeda
President & CEO
(Representative Director)
(Code No. 4911, the First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Masato Hashikawa,
General Manager of
Investor Relations Department,
Finance Division
(Tel: 03-3572-5111)

Notice of Issuance of Shiseido Company, Limited 2nd Unsecured Bonds

Notice is hereby given that Shiseido Company, Limited has determined to issue the 2nd Unsecured Bonds (ranking pari passu solely with other bonds), the outline of which is described below:

Description

1. Name of issue: Shiseido Company, Limited 2nd Unsecured Bonds (ranking pari passu solely with other bonds), nicknamed as "ART de VIVRE Bonds"

2. Total amount of issue: ¥20 billion

3. Maturity: 3 years

4. Issue price: ¥100 per ¥100 in face value

5. Interest rate: 0.42% per annum

6. Denomination: ¥500 thousand

7. Collateral: No security or guarantee is created for the Bonds nor any specific asset is reserved for the Bonds.

8. Ratings: A1 (Moody's Investers Service)
   A (Standard & Poor's)

9. Interest payment date: January 31 and July 31 of each year

10. Redemption date: January 31, 2005

11. Scheduling: Application period: From January 15, 2002 to January 29, 2002
    Payment date: January 31, 2002

12. Underwriters: Underwriting syndicate, including Daiwa Securities SMBC Co. Ltd. as lead manager

13. Commissioned Companies for Bondholders: The Dai-Ichi Kangyo Bank, Limited (Representative Commissioned Company), The Fuji Bank, Limited

(For reference)

A total of 2,150 persons among those who purchase the 2nd Unsecured Bonds during the application period and also apply for drawing will win 1st or 2nd prizes, as described below:

1st prize: Common coupon of Restaurant L'osier and any restaurant and shop in the Tokyo-Ginza Shiseido Building (¥30,000) .... 150 persons

2nd prize: An assortment of products of Shiseido Parlour (¥5,000) .... 2,000 persons

- END -